Exhibit 99.1

SciSparc Corporate Presentation February 2021

Safe Harbor Statement This presentation of SciSparc Ltd. (the “ Company ” ) contains “ forward - looking statements ” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “ expects, ” “ anticipates, ” “ intends, ” “ plans, ” “ believes, ” “ seeks, ” “ estimates ” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, the Company is using forward - looking statements when it discusses statements relating to its objectives, plans, and strategies, the expected timing of trials, its product pipeline, the research, development, and use of its platform technologies, products an d p roduct candidates, and all statements (other than statements of historical facts) that address activities, events, or developments t hat the Company intends, expects, projects, believes, or anticipates will or may occur in the future. Forward - looking statements are not historical facts, and are based upon management ’ s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assura nce that management ’ s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cau se actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company ’ s reports filed from time to time with the Securities and Exchange Commission including, but not limited to, the risks detailed in the Company ’ s annual report on Form 20 - F for the year ended December 31 , 2019 . Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances , changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applic able securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Compan y will make additional updates with respect thereto or with respect to other forward - looking statements.

To bridge cannabis and cannabinoids to the healthcare system to improve the health and wellbeing of patients Our Vision

SciSparc Company Highlights • Developing cannabinoid - based therapies • Science driven and targeted treatment solutions • New, committed experienced managment • Entourage Effect seeks to increase efficiency, lower dosage and side effects • Our intellectual property portfolio comprises three granted U.S. patents and pending patent applications in six families • Focus on central nervous system (CNS) disorders. Leading indications: movement disorders (such as Tourette syndrome (TS)), Autism Spectrum Disorder (ASD), Epilepsy, Obstructive Sleep Apnea (OSA), Alzheimer Disease and agitation and pain • CannAmide TM supplement addressing the nutraceuticals market - approved for commercialization in Canada • A strong Scientific Advisory Board chaired by the Honorable Prof. Raphael Mechoulam

The SciSparc Story A specialty pharmaceutical company focused on repurposing approved cannabinoids for new indications Platform Programs SCI - 110 An innovative and proprietary drug candidate platform based on U.S. Food and Drug Administration (FDA) approved THC and the endocannabinoid Palmitoylethanolamide (PEA) for the treatment of CNS diseases; An innovative and proprietary drug candidate platform based on the combination of CBD and PEA for treating symptoms of ASD and Epilepsy An innovative proprietary drug candidate, a cannabinoid receptor type 2 (CB 2 R) agonist, intended for the treatment of pain. This specific CB 2 receptor agonist was synthesized by Professor Raphael Mechoulam, Ph.D. • Tourette Syndrome (TS) • Obstructive Sleep Apnea (OSA) • Alzheimer ’ s Disease (AD) and agitation SCI - 160 SCI - 210

T h e “ Entourag e Effect ” The "Entourage Effect", first described by Prof. Raphael Mechoulam in 1998 * Effects of the Endocannabinoid system can be explained by its overall constituents working together, synergistically, rather to any single component The Entourage technology is the basis of all the therapeutic drugs we are developing * European Journal of Pharmacology 353 1998 23 – 31 Expert Opin

SciSparc Platform

Seeking to Increase Efficiency, Lower Dosage and Fewer Side Effects



“The Entourage Effect“

SciSparc’s proprietary combination of CannAmide™ and any Cannabinoid creating an “Entourage Effect”, first discovered by Prof. Raphael Mechoulam in 1998, which results in synergy.

CannAmide™

Formulation of Pharma-grade PEA which is an endogenous neuromodulator, fatty-acid amide molecule and an endocannabinoid-analog with a broad spectrum of pharmacological properties. CannAmide™ enhances the activity of cannabinoids, by potentiating their affinity for their receptors and by inhibiting the metabolic degradation of endocannabinoids[1]


Cannabinoid
CannAmide™

Under the Entourage Platform, we have developed various combo product candidates consisting of predefined cannabinoid or a cannabis extract + CannAmide™ which its potential efficacy was demonstrated in both in-vitro and in-vivo studies

[1]Based on pre-clinical studies conducted by the Company

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SciSparc Platform: Harnessing the Entourage Effect Phenomenon Seeking to Improve Efficacy and Minimize Psychological Side Effects Dose Matters Dosage regiment may compromise therapeutic benefits of cannabis and may severely impact treatment • Serious diminishing effect over time and extensive use • High doses lead to unwanted adverse events • Compromises therapeutic benefits of cannabis and severely impacts treatment We believe that reducing medical cannabis and cannabinoids doses while maintaining its therapeutic efficacy and increasing the safety profile is an ideal solution embraced by physicians, payers and patients

Tourette Syndrome (TS)

Disease Overview & Clinical Features



Head jerking
Eye blinking
Eye darting
Nose twitching
Swallowing
Lip twitching
Coughing
Grunting, Barking, & Throat Clearing
Shoulder shrugging



Tourette's syndrome
Tics
ADHD
(attention-deficit-hyperactivity disorder)
OCD
(obsessive-compulsive disorder)
Behavioral problems, poor impulse control, and other behavioral disorders

Disease Overview

- TS is a movement and neurobehavioral disorder characterized by motor and vocal chronic tics with onset before age 18
- About half to two-thirds of the cases get much better during adolescence[1]
- However, adults will generally be more severe patients[2]
- Tics may be associated with a premonitory sensation to perform the specific action, which may lead to "relief" once performed[2]
- Studies in patients with TS provided evidence of presynaptic dopaminergic dysfunction suggesting an involvement of the dopaminergic system in TS pathology[3]

1. https://www.pharmacytimes.com/publications/issue/2010/march2010/rxfocustourettes-0310
2. https://www.ninds.nih.gov/Disorders/Patient-Caregiver-Education/Fact-Sheets/Tourette-Syndrome-Fact-Sheet#3231
3. Muller-Vahl et al, 2000 Jul;247(7):514-20. doi: 10.1007/pl00007806.

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TS Phase IIa Clinical Trial SCI - 110 : Seeking to Provide Increased Efficiency, Lower Dosage and Fewer Side Effects TS is a movement and neurobehavioral disorder characterized by motor and vocal tics and is highly linked with co - morbidities We believe that topline results from our trial conducted in Yale University in 2018 show great promise: 1. An average tic reduction of 21 % across the entire sample 2. Six of the 16 medication - refractory TS subjects experienced a response to treatment as defined by a reduction in YGTSS - TTS of greater than 25% 3. Improvement over time with treatment 4. The medication was generally well - tolerated by subjects 5. Twelve of the 16 subjects elected to continue into a 24 - week extension phase of the trial

TS Phase IIb Clinical Trial SCI - 110 : Seeking to Provide Increased Efficiency, Lower Dosage and Fewer Side Effects • SciSparc intends to evaluate the efficacy, safety and tolerability of its SCI - 110 in a randomized, double - blind, placebo controlled, cross - over study • The study is expected to commence in at least one center in Hanover Medical School, Hanover, Germany • The patients will be randomized in 1:1 ratio to receive either SCI - 110 or SCI - 110 matched placebo • The primary efficacy objective of the study will be to assess change in YGTSS - R - TTS 1 as a continuous endpoint at week 12 and week 26 of the double - blind phase compared to baseline. The primary safety objective of the study will be to assess absolute and relative frequencies of Serious Adverse Events (SAEs) for the whole population and separately for SCI - 110 and placebo groups. A psychological measure designed to assess the severity and frequency of symptoms of disorders such as Tourette syndrome - Score - Total Tic - Revised - Yale Global Tic Severity Scale 1

SCI - 110 for Obstructive Sleep Apnea (OSA) Seeking to Provide Increased Efficiency, Lower Dosage and Side Effects OSA causes breathing to repeatedly stop during sleep and is a potentially lethal sleep disorder. There are currently no FDA approved pharmaceutical therapies to treat this disorder 1 1 https://emedicine.medscape.com/article/ 295807 - medication

OSA Phase IIa Clinical Trial We Believe that Topline Results from our Trial Conducted in Assuta Sleep Clinic in 2019 Show Encouraging Results: • Of the 10 patients recruited into the study, nine patients have completed the study and one has dropped out of the study due to treatment associated adverse event (dizziness) • Among the remaining nine patients, 55 % demonstrated significant improvement in Apnea – Hypopnea Index ( AHI) values marking a reduction of around 54% • Two patients reported mild side effects which were resolved when the dosages of THC were reduced to 5 mg/day • In general, SCI - 110 therapy was well tolerated and has exhibited no serious adverse events

SCI - 110 for Alzheimer ’ s Disease and Agitation Seeking to Provide Increased Efficiency, Lower Dosage and Fewer Side Effects • Dementia is a clinical syndrome characterized by progressive decline in two or more cognitive domains, including memory, language, executive and visuospatial function, personality, and behavior, which causes loss of abilities to perform instrumental and/or basic activities of daily living 1 • AD or mixed dementia (AD + Vascular Dementia) accounts for over 2 / 3 of all dementia(s) 2 • The overwhelming majority of AD patients manifest agitation and anxiety in addition to the progressive cognitive decline 3 • Together the non - cognitive manifestations of AD are called Behavioral and Psychological Symptoms or Dementia (BPSD) • The current pharmacological treatment of agitation in AD has an unsatisfactory benefit/risk ratio and all used drugs are off - label 4 • Repeated clinical observation and a few small trials have indicated that cannabis products and in particular THC might ameliorate the severity of some of the BPSD components such as agitation and anxiety. This is also supported by basic science studies in rodents indicating that activation of cannabinoid receptors and a modulating effect on several physiological functions translates into a calming effect 5 - 8 1 Silvia Duong et al., Dementia: What pharmacists need to know. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC 5384525 / 2017 2 Types of dementia; Alzheimer ’ s disease. Alzheimer ’ s Research UK website 3 Dillon et al., Behavioral symptoms related to cognitive impairment. Neuropsychiatric Disease and Treatment 2013 4 Magierski et al., Pharmacotherapy of Behavioral and Psychological Symptoms of Dementia: State of the Art and Future Progress. .Front Pharmacol. 2020 5 Kaskie et ai ., Cannabis Use among Persons with Dementia and Their Caregivers: Lighting up an Emerging Issue for Clinical Gerontologists. Cli n Gerontol. 2021 6 Levy et al., Cannabis for Symptom Management in Older, Adults. Med Clin North Am. 2020 7 Leszko et al., Attitudes, beliefs, and changing trends of cannabidiol, (CBD) oil use among caregivers of individuals with Alzheimer 's disease. Complement Ther Med. 2021 8 Mueller et al. Use of Cannabis for Agitation in Patients With Dementia. Sr Care Pharm. 2020

SCI - 210 for Autism Spectrum Disorder (ASD) Autism: A Rapidly Growing Population with Array of Symptoms clinical study conducted by the company - Based on a pre 1 PEA Significantly Increases CBD Effects 1 CBD was shown to prevent fat accumulation in liver cells in a concentration dependent manner PEA by itself didn ’ t affect fat accumulation Addition of PEA to CBD reduced the required CBD concentration while achieving maximal effect

SCI - 160 for Pain • An innovative and proprietary CB 2 Receptor Agonist formulation intended for the treatment of pain. This specific CB 2 receptor agonist was synthesized by Professor Raphael Mechoulam, Ph.D. • SCI - 160 , a synthetic CB 2 Receptor Agonist, which is protected under a patent granted in the U.S. and Europe • CB 2 Receptor - specific agonists have been found to be involved in mediating analgesic effects in the peripheral nervous system, without significant side effects • CB 2 Receptor Agonists do not cause the undesirable cannabis psycho - activity effect 1 • Presumably not scheduled in the U.S. by the Drug Enforcement Administration and FDA, unlike other cannabis and cannabinoids products • We believe that therapeutic effects and potency have been successfully assessed in animal models 2 2003 , Opinion in Pharmacol Curr. Malan et al, 1 clinical studies conducted by the Company - Based on pre 2

CannAmide™

CannAmide™ (TheraPEA) – For pain and inflammation:

- Active ingredient Palmitoylethanolamide– Advantages over other PEA products
  - ✓ CannAmide is a special formulation designed to increase PEA solubility and absorption as opposed to most if not all PEA products available as yet on the market which contains only PEA raw material and as such have very poor bio-availability
  - ✓ Furthermore CannAmide formulation contains components known to improve drug permeation and the release of the API from the tablet
  - ✓ Manufacturing processes of both API and final dosing meet all GMP requirements
  - ✓ Good safety and tolerability[1]

[1]As determined by Health Canada and observation from the two clinical trials conducted by the company in TS and OSA

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CannAmide Ρ CannAmide TM (TheraPEA) – For pain and inflammation: • Active ingredient Palmitoylethanolamide – • Endocannabinoid - like compound, a lipid - messenger and an endogenous neuromodulator with a broad spectrum of pharmacological properties and can be found naturally in the body, as well as in egg yolk, beans, soy, etc. x CannAmide has been designated a product license issuance from the Natural and No - prescription Health Products Directorate (NNHPD) from Health Canada x The Company is seeking to advance CannAmide registration in Europe and Israel x The Company is in negotiations with appropriate distributors to serve the relevant markets

Pipeline COMPOUND SCI – 110 THERAPEUTIC AREA PRECLINICAL Medical Cannabis route PHASE IIa PHASE IIb TOURETTE SYNDROME OBSTRUCTIVE SLEEP APNEA SCI – 110 SCI – 110 AUTISM SCI – 160 PAIN CannAmide Œ ANTI - INFLAMMATORY TO HELP RELIEVE CHRONIC PAIN (COMMERCIAL) SCI - 110 – trans - Δ ⁹ - tetrahydrocannabinol (THC) with CannAmide SCI - 210 – Cannabidiol (CBD) with CannAmide SCI - 160 – Proprietary specific CB 2 R agonist for the treatment of Pain ALZHEIMER DISEASE AND AGITATION SCI – 110

Highlights • We believe that we have unique technologies in the medical cannabis market • Focus on cannabinoid family products with unique and proprietary combinations, methods of administrations and formulations • Pursuing new high potential R&D and clinical programs • Advanced clinical programs • CannAmide TM supplement addressing the nutraceuticals market - aiming to start commercialization in Canada • Strong and supportive large shareholders who are committed to the Company ’ s success

SciSparc ’ s Management Amitai Weiss, CEO Mr. Weiss currently serves as chairman of the board of directors of P.L.T Financial Services Ltd., as chairman of the board o f directors of Matomy Media Group Ltd. and as an external director of Cofix Group Ltd. In 2016 , Mr. Weiss founded Amitay Weiss Management Ltd. and now serves as its Chief Executive Officer. From 2001 until 2015 , Mr. Weiss served as Vice President of business marketing & development and in various other positions at Bank Poalei Agudat Israel Ltd. (PAGI) from the First International Bank of Israel group. Mr. Weiss holds a B.A in Economics from New England College, M.B.A. in Business Administration from Ono Academic College in Israel, an Israeli branch of University of Manchester and LL.B from the Ono Academic College. Adi Zuloff - Shani, PhD, CTO Dr. Adi Zuloff - Shani has served as our Chief Technologies Officer since February 2016 . Dr. Zuloff - Shani is a Research & Development professional with overall experience of about 20 years in the bio - tech and healthcare industry. Dr. Zuloff - Shani has brought two products from bench to market; an immuno - cell - based product and a food - supplement and is currently leading the development of several pharmaceutical products designated to the U.S., EU, and Israeli markets. Dr. Zuloff - Shani has extensive experience in research and development, manufacturing, clinical, and regulatory affairs. Dr. Zuloff - Shani holds a Ph.D. in human biology and immunology from Bar - Ilan University, Israel. Oz Adler, CFO Mr. Adler has served as our Chief Financial Officer since April 2018 , and as our VP of Finance since September 2017 . Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting practices. From 2012 to 2017 , Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer , a member of Ernst & Young Global. Mr. Adler holds a B.A. degree in Accounting and Business management from the College of Management, Israel.

SciSparc ’ s Board of Directors Lior Amit , Director Mr. Amit serves as a consultant to both private and public companies as well as individuals. Mr. Amit serves as director of ScoutCam Inc., Matomy Ltd., Nirplex Ltd., Ronimar Ltd., Endemol Israel Ltd. and B.S.S.CH. - The Israeli Credit Insurance Company Ltd. Mr. Amit previously served as Chief Financial Officer for BBR Saatchi & Saatchi Group from 1996 to 2013 . Mr. Amit is an Israeli Certified Public Accountant. Mr. Amit holds a B.A in Economics and Accounting and M.B.A. in Insurance and Finance from Tel - Aviv University. Moshe Revach , Director Mr. Revach serves as deputy mayor of the city of Ramat Gan, Israel, has held both the sports and government relations portfolios in the Ramat Gan municipality since 2013 , and has served in various other Ramat Gan municipality positions since 2008 . Mr. Revach serves as a director of L.L.N IT solutions, a wholly - owned subsidiary of the Jewish Agency for Israel and of Biomedico Hadarim Ltd. Mr. Revach previously served as a director of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and B.A in Management and Economics from the University of Derby. Mr. Amitay Weiss , Director Currently serves as chairman of the board of directors of P.L.T Financial Services Ltd., as chairman of the board of directors of Matomy Media Group Ltd. and as an external director of Cofix Group Ltd. In 2016 , Mr. Weiss founded Amitay Wiss Management Ltd. and now serves as its chief executive officer Lior Vider , Director Serves as a senior investment portfolio manager at Epsilon Investment House Ltd. since 2010 . Mr. Vider previously served as chief investment manager for Impact Investment Management Ltd., from the Union Bank group from 2007 to 2010 and as chairman of the board of directors and member of the group's investment committee of Rahkia Capital Markets Ltd. from 2006 to 2007 . Mr. Vider also served as manager of the financial desk and as a trader in trust funds of Ilanot Discount from 2003 to 2006 . Mr. Vider founded and managed sponser.co.il, a financial portal specializing in services for investors from 2005 to 2017 . Mr. Vider holds a B.A in industry and management engineering from Shenkar College in Israel. Liat Sidi , Director Serves as the manager of the accounting department for Foresight Autonomous Holdings Ltd. Ms. Sidi previously served as an accountant for Panaxia Labs Israel Ltd. from 2015 to 2020 and as an accountant for Soho Real Estate Ltd. from 2015 to 2016 . Ms. Sidi also served as an accountant for Feldman - Felco Ltd. from 2006 to 2010 and as an accountant for Eli Abraham accounting firm from 2000 to 2006 . Ms. Sidi completed tax, finance and accounting studies in Ramat Gan College of Accounting. Mr. Itschak Shrem , Chairman of the Board Mr. Shrem has more than 40 years of experience in financial markets and venture capital. In 1991 , Mr. Shrem founded Dovrat Shrem Ltd., an investment banking, management and technology company. Prior to that, he spent 15 years at Clal Israel Ltd., where he served in various capacities, including chief operating officer, and was responsible for capital markets and insurance businesses. Mr. Shrem currently serves on the board of directors of Rail Visions Ltd. Previously, Mr. Shrem served on the board of Tel - Aviv Sourasky Medical Center, the Weizman Institute Eden Spring Ltd., Nano Dimension Ltd., Ormat Industries Ltd., Retalix Ltd. and as chairman of Sphera Funds Management Ltd.

SciSparc Scientific Advisory Board

Award winning, active scientists


CNS
Pain
Endocannabinoids and PEA
Dr. Michael Bloch
Prof. James Leckman
Prof. Michael Davidson
Prof. Avi Weizman
Prof. David Nutt
Prof. Kirsten Muller-Vahl
Prof. Elon Eisenberg
Prof. Raphael Mechoulam
Dr. Daniele Piomelli
Prof. Saoirse. O'Sullivan
Dr. Joseph Tam
Prof. Davis Mellar

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